Exhibit 99.1

Q1 FY26 Results:

LuxExperience reports strong results and improvements across all three segments;

Mytheresa clearly standing out with Net Sales Growth of +12% and Adjusted EBITDA more than doubling in Q1 FY26

KEY HIGHLIGHTS FOR THE FIRST QUARTER ENDED SEPTEMBER 30, 2025

•	Outstanding GMV Growth for Luxury | Mytheresa of +13.5% vs. Q1 FY25 and Net Sales growth of +12.2% vs. Q1 FY25

•	Exceptional customer economics across all segments vs. Q1 FY25: Luxury | Mytheresa +15.0% increase in GMV per top customer; Luxury | NAP & MRP increase in GMV per top customer of +4.0%; Off-price | YOOX increase in GMV per top customer of +4.7%

•	Strong Increase of Average Order Value LTM across all segments vs. Q1 FY25: Luxury | Mytheresa of +10.7% to now €797; Luxury | NAP & MRP of +15.5% to now €836; Off-price | YOOX +18.0% to now €256

•	Strong US Market Presence of LuxExperience with US Net Sales share of 31.6% of total business in Q1 FY26

•	Significantly increased Adjusted EBITDA profitability for Luxury | Mytheresa with an Adjusted EBITDA margin of 3.5%, up 210bps vs. Q1 FY25

•	Transformation Plan for Group Well On Track: Cost-reduction action started across all ex-YNAP businesses. Agreement signed for sale of assets powering THE OUTNET which is expected to close in Q1 CY26

•	As Expected Only Moderate Top-line Decline of LuxExperience with -4.3% GMV and -4.2% Net Sales vs. Q1 FY25 on an illustrative basis at an Adjusted EBITDA margin of -5.0% in Q1 FY26

MUNICH, Germany (November 19, 2025) – LuxExperience B.V. (NYSE:LUXE) (the “Company”), today announced its financial results for its first quarter of fiscal year 2026 ended September 30, 2025. The leading luxury multi-brand digital platform reported strong results and improvements across all three segments. Mytheresa demonstrated continued outstanding Net Sales growth and significantly increased Adjusted EBITDA profitability in the first quarter of fiscal year 2026. NET-A-PORTER and MR PORTER clearly show the first signs of the commercial turnaround while YOOX off-price Net Sales continued to decline as expected due to the focus on the healthy core of the business.

Michael Kliger, Chief Executive Officer of LuxExperience, said, ”I am very pleased with the strong results and improvements across all three segments. Mytheresa continues to demonstrate our unique ability to deliver strong growth and profitability despite ongoing macro headwinds. NET-A-PORTER and MR PORTER clearly show signs of the commercial turnaround that will drive renewed growth and profitability after years of decline. In the off-price segment we follow the anticipated transformation and I am pleased that we have been off to a fast start here also.

Kliger continued, “LuxExperience is in the perfect position to benefit from the continued growth of digital luxury and the ongoing consolidation in the sector. We expect to become the one and only destination for luxury enthusiasts worldwide.”

LUXEXPERIENCE FINANCIAL HIGHLIGHTS FOR THE FIRST QUARTER ENDED SEPTEMBER 30, 2025 (on an illustrative basis)

•	GMV decline of -4.3% to €589.0 million in Q1 FY26 as compared to €615.3 million in the prior year period

•	Net Sales decrease of -4.2% to €557.2 million as compared to €581.8 million in the prior year quarter

•	Gross Profit Margin of 44.1%, increasing by +190bps

•	SG&A expenses decreased by -8.2% from Q1 FY 25 to Q1 FY 26, also including capitalized expenses in PY

•	Adjusted EBITDA of -€28.1 million with and Adjusted EBITDA margin of -5.0%

LUXURY | MYTHERESA FINANCIAL HIGHLIGHTS FOR THE FIRST QUARTER ENDED SEPTEMBER 30, 2025

•	GMV growth of +13.5% to €245.9 million in Q1 FY26 as compared to €216.6 million in the prior year period

•	Net Sales increase of +12.2% year-over-year to €226.3 million as compared to €201.7 million in Q1 FY25

•	Gross Profit margin of 44.6%, an increase of 70 BPs year-over-year

•	Adjusted EBITDA of €7.9 million vs. €2.9 million in Q1 FY25 and an Adjusted EBITDA margin of 3.5% in Q1 FY26 as compared to 1.4% in the prior year period

LUXURY | NAP & MRP FINANCIAL HIGHLIGHTS FOR THE FIRST QUARTER ENDED SEPTEMBER 30, 2025 (on an illustrative basis)

•	GMV decline of -10.8% to €224.5 million in Q1 FY26 as compared to €251.7 million in the prior year period

•	Net Sales decrease of -10.8% year-over-year to €212.3 million as compared to €238.1 million in the prior year quarter

•	Gross Profit Margin expansion of +120bps to 47.8% in Q1 FY26

•	SG&A expenses decreased by -6.8% from Q4 of FY25 to Q1 FY26 and -9.7% from Q1 FY 25 to Q1 FY26, also including capitalized expenses in PY

•	Negative Adjusted EBITDA of -€14.6 million in Q1 FY26 with an Adjusted EBITDA margin of -6.9%

OFF-PRICE | YOOX FINANCIAL HIGHLIGHTS FOR THE FIRST QUARTER ENDED SEPTEMBER 30, 2025 (on an illustrative basis)

•	GMV decline of -19.3% to €118.6 million in Q1 FY26 as compared to €147.0 million in the prior year period

•	Net Sales decrease of -16.6% to €118.6 million as compared to €142.1 million in the prior year quarter

•	Gross Profit Margin expansion of +390bps to 36.5% in Q1 FY26

•	SG&A expenses decreased by -15.5% from Q1 FY 25 to Q1 FY26, also including capitalized expenses in PY and despite re-allocated fixed costs from THE OUTNET to YOOX

•	Negative Adjusted EBITDA of -€21.4 million in Q1 FY26 with an Adjusted EBITDA margin of -18.1%

GROUP KEY BUSINESS HIGHLIGHTS:

•	Group Level: Reorganization to new operating model almost completed. LuxExperience to focus off-price resources on its YOOX business and accelerate the overall transformation plan after sale of THE OUTNET

•	Luxury | Mytheresa: Launch of exclusive capsule collections and pre-launches in collaboration with Brunello Cucinelli, Loewe, Moncler, Calvin Klein Collection, Saint Laurent, Max Mara, Zegna, God’s True Cashmere and many more; Impactful Top Customer events and “money-can´t-buy” experiences, including a NYFW celebration with Calvin Klein in New York, an intimate presentation and dinner with LOEWE at The Glass House in Connecticut, and a private dinner on stage at the Turin Opera House with Zegna

•	Luxury | NAP & MRP: Renewed focus on EIP events and exclusive brand collaborations including Nili Lotan, Chloe, Jimmy Choo, Aime Leon Dore for NET-A-PORTER and Enfants Riches Deprimes, Drakes, Aime Leon Dore and Brunello Cucinelli for MR PORTER

~~•~~	Off-price | YOOX: Agreement to sell the assets of THE OUTNET presenting a tailored solution for THE OUTNET to achieve its full potential under a renewed independent, stand-alone business model

Sale of assets powering the outnet

On October 31, 2025, LuxExperience B.V. and The O Group LLC announced that they have entered into a binding agreement for LuxExperience to sell the set of assets powering THE OUTNET platform:

•	THE OUTNET Assets to be transferred will include the relevant brand rights, customer data, full inventory and the US distribution center as well as required work-force in the US and the UK employees

•	A Cash consideration of USD 30 million is paid for THE OUTNET Assets, which is subject to adjustment based on inventory levels at closing, and for a certain period after closing LuxExperience will provide certain operational and IT services all priced at cost level

•	LuxExperience will continue its commercial relationship with THE OUTNET also after closing of the transaction

•	Transaction is expected to enable THE OUTNET to achieve its full potential under a renewed independent, stand-alone business model

•	The divestment of THE OUTNET Assets allows LuxExperience to focus off-price resources on its YOOX business and accelerate the overall transformation plan in regard to an efficient infrastructure platform for NET-A-PORTER and MR PORTER

•	Closing of the transaction is expected in Q1 CY26, subject to certain closing conditions, including customary regulatory approvals and payment of the purchase price, which is subject to adjustment based on inventory levels at closing

In our financial reporting, the off-price segment will be purely referred to the business of YOOX from now on, while THE OUTNET is classified as “discontinued operations” and is no longer considered part of LuxExperience’s core financial performance.

Updated Guidance

Therefore, LuxExperience now expects for FY26:

•	GMV €2.4 billion to €2.7 billion and

•	an Adjusted EBITDA margin between -2% to +1%

CONFERENCE CALL AND WEBCAST INFORMATION

LuxExperience expects to release first quarter of fiscal year 2026 financial results before the U.S. market open on November 19, 2025. A conference call to discuss its results will follow at 8:00am Eastern Time that same day.

Event: LuxExperience First Quarter Fiscal Year 2026 Earnings Conference Call

Event Date: November 19, 2025

Event Time: 8:00am ET

Webcast: Please follow the link

A webcast replay will be available on LuxExperience’s investor relations website at investors.luxexperience.com

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to financing activities; future sales, expenses, and profitability; future development and expected growth of our business and industry; our ability to execute our business model and our business strategy; having available sufficient cash and borrowing capacity to meet working capital, debt service and capital expenditure requirements for the next twelve months; and projected capital spending. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements are only predictions. Actual events or results may differ materially from those stated or implied by these forward-looking statements. In evaluating these statements and our prospects, you should carefully consider the factors set forth below.

The risk that the completed YNAP acquisition and the post-acquisition integration could have an adverse effect on the ability of YNAP to retain customers and retain and hire key personnel and maintain relationships with their brand partners and customers and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of YNAP and Mytheresa, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies; LuxExperience’s ability to effectively compete in a highly competitive industry; LuxExperience’s ability to respond to consumer demands, spending and tastes; general economic conditions, including economic conditions resulting from deteriorating geopolitical and macroeconomic conditions, such as the recent global trade war that escalated after the U.S. imposed tariffs on countries across the globe, and the adoption of retaliatory tariffs by those countries, that may adversely impact consumer demand; LuxExperience’s ability to acquire new customers and retain existing customers; consumers of luxury products may not choose to shop online in sufficient numbers; the volatility and difficulty in predicting the luxury fashion industry; LuxExperience’s reliance on consumer discretionary spending; and LuxExperience’s ability to maintain average order levels and other factors.

We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect our financial results is included in filings we make with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” included in the Form 20-F filed on October 30, 2025. These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.luxexperience.com.

The acquisition of YOOX Net-A-Porter Group S.p.A. (“YNAP”) (together with its subsidiaries, “YNAP Sub-Group”) by LuxExperience was completed on April 23, 2025 ("YNAP Acquisition"). The results of YNAP are included within the consolidated financial statements of LuxExperience for the period beginning on the date of the acquisition through the end of the respective period presented and the results of Mytheresa are included for the entirety of all periods presented.

ABOUT NON-IFRS FINANCIAL MEASURES AND OPERATING METRICS

Our non-IFRS financial measures include:

•	Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude the recognition/release of extraordinary inventory write down, other transaction-related, certain legal and other expenses share-based compensation expense and one-off Intercompany recharges. Adjusted EBITDA Margin is a non-IFRS financial measure which is calculated in relation to net sales.

Illustrative key operating and financial metrics by segment are non-IFRS financial measures that we present by segment for each period and were prepared by combining the historical standalone statements of operations for each of legacy YNAP and Mytheresa. These measures are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or consolidated financial condition would have been had the acquisition actually occurred on the date indicated, nor do they purport to project the future consolidated results of operations or consolidated financial condition for any future period or as of any future date. In addition, these measures have not been prepared in accordance with Article 11 of Regulation S-X.

We are not able to forecast net income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect net income (loss), including, but not limited to, Income taxes and Interest expense and, as a result, are unable to provide a reconciliation to forecasted Adjusted EBITDA.

Gross Merchandise Value (GMV) is an operative measure and means the total Euro value of orders processed. GMV is inclusive of merchandise value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.

SEGMENT REALIGNMENT

Effective for the first quarter ended September 30, 2025, LuxExperience is realigning its reportable segments to correspond with changes to its operating model to reflect its new management structure and organizational responsibilities following the acquisition of YNAP. As further described herein, LuxExperience's three new reportable segments are: Luxury | Mytheresa, Luxury | NAP & MRP, and Off-price | YOOX. THE OUTNET is classified as “discontinued operations” and is no longer considered part of our LuxExperience’s core financial performance.

ABOUT LUXEXPERIENCE

LuxExperience is the leading digital, multi-brand luxury group and the online shopping destination for luxury enthusiasts worldwide. LuxExperience operates a portfolio of some of the most distinguished store brands in digital luxury and creates communities for luxury enthusiasts with unique digital and physical experiences. Mytheresa, NET-A-PORTER and MR PORTER, jointly comprising the luxury segments of LuxExperience, offer highly curated edits of the most prestigious luxury brands across the world, featuring womenswear, menswear, kidswear, fine jewelry & watches, and lifestyle products. YOOX, which forms the off-price segment of LuxExperience, is the leading destination for multi-brand off-season online luxury shopping. The NYSE listed group operates worldwide.

For more information, please visit https://investors.luxexperience.com.

Investor Relations Contact LuxExperience B.V. Stefanie Muenz phone: +49 89 127695-1919 email: investors@luxexperience.com	Media Contact for business press LuxExperience B.V. Lisa Schulz mobile: +49 151 11216490 email: lisa.schulz@luxexperience.com

Source: LuxExperience B.V.

LuxExperience B.V.

Illustrative key operating and financial metrics by segment for the three months ended September 30, 2024 and 2025

The following illustrative segment information for Luxury | Mytheresa, Luxury | NAP & MRP and Off-Price | YOOX is presented as if these segments had been included in LuxExperience Group’s management reporting for the three months ended September 30, 2024. These segments were not presented in the Company’s unaudited quarterly report for the three months ended September 30, 2024 as the YNAP Group was subsequently acquired on April 23, 2025, and therefore was not owned by the Company during the prior year comparative period presented. The following segment information should not be viewed as a substitute for LuxExperience Group’s segment reporting. Further, the segment information presented here is not necessarily indicative of LuxExperience Group’s results to be expected for any future periods.

THE OUTNET business under Off-Price segment has been classified as discontinued operations for the three months ended September 30, 2025. Therefore, the results of THE OUTNET business has been removed from the Off-Price segment for the three months ended September 30, 2024.

The following table illustrates our operating and financial metrics for Luxury | MYTHERESA segment for the three months ended September 30, 2025:

	Three months ended September 30,
(in € millions) (unaudited)	2024	2025	Change in % / BPs
Gross Merchandise Value (GMV)(1)	216.6	245.9	13.5%
Active customers (LTM in thousands)(2)	842	812	(3.6)%
Total orders shipped (LTM in thousands)(2)	2,095	1,997	(4.7)%
Average order value (LTM)(2)	720	797	10.7%
Net sales	201.7	226.3	12.2%
Gross profit	88.6	101.0	14.0%
Gross profit margin(3)	43.9%	44.6%	70	BPs
Adjusted EBITDA(4)	2.9	7.9	172.4%
Adjusted EBITDA margin(3)	1.4%	3.5%	210	BPs

(1)	Definition of GMV, Active customer and Total orders shipped can be found on page 34 in our quarterly report.
(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.
(3)	As a percentage of net sales.
(4)	EBITDA, adjusted EBITDA, adjusted Operating Income, adjusted net income are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see page 34.

The following table illustrates operating and financial metrics for Luxury | NAP & MRP segment for the three months ended September 30, 2024 and 2025:

	Three months ended September 30,
(in € millions) (unaudited)	2024	2025	Change in % / BPs
Gross Merchandise Value (GMV)(1)	251.7	224.5	(10.8)%
Active customers (LTM in thousands)(2)	1,176	872	(25.9)%
Total orders shipped (LTM in thousands)(2)	3,024	2,381	(21.3)%
Average order value (LTM)(2)	724	836	15.5%
Net sales	238.0	212.3	(10.8)%
Gross profit	110.8	101.5	(8.4)%
Gross profit margin(3)	46.6%	47.8%	120	BPs
Adjusted EBITDA(4)	3.9	(14.6)	(473.7)%
Adjusted EBITDA margin(3)	1.6%	(6.9)%	(850	)BPs

The following table illustrates operating and financial metrics for Off-Price | YOOX segment for the three months ended September 30, 2024 and 2025:

	Three months ended September 30,
(in € millions) (unaudited)	2024	2025	Change in % / BPs
Gross Merchandise Value (GMV)(1)	147.0	118.6	(19.3)%
Active customers (LTM in thousands)(2)	1,403	1,121	(20.1)%
Total orders shipped (LTM in thousands)(2)	4,098	2,955	(27.9)%
Average order value (LTM)(2)	217	256	18.0%
Net sales	142.1	118.6	(16.6)%
Gross profit	46.3	43.3	(6.4)%
Gross profit margin(3)	32.6%	36.5%	390	BPs
Adjusted EBITDA(4)	(25.1)	(21.4)	(14.7)%
Adjusted EBITDA margin(3)	(17.7)%	(18.1)%	(40	)BPs

LuxExperience B.V.

Consolidated Financial Statements of LuxExperience Group

Below tables present consolidated Statements of Profit or Loss and Comprehensive Loss, Consolidated Statements of Financial Position, Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows of LuxExperience Group including YNAP Sub-Group being consolidated starting from the acquisition date of April 23, 2025.

Consolidated Statements of Profit or Loss and Comprehensive Loss

(Amounts in € millions, except share and per share data)

	Three Months Ended
(in € thousands) (unaudited)	September 30, 2024	September 30, 2025
Net sales	201,701	573,501
Cost of sales, exclusive of depreciation and amortization	(113,067)	(322,763)
Gross profit	88,633	250,738
Shipping and payment cost	(29,360)	(84,660)
Marketing expenses	(24,992)	(49,999)
Selling, general and administrative expenses	(56,013)	(173,962)
Depreciation and amortization	(7,128)	(11,607)
Other expenses, net	(1,177)	(12,171)
Operating loss	(30,036)	(81,660)
Finance costs	(1,221)	(3,057)
Finance income	-	1,952
Finance costs, net	(1,221)	(1,105)
Loss before income taxes	(31,257)	(82,765)
Income tax (expense) benefit	7,736	(2,569)
Net loss from continuing operations	(23,522)	(85,335)
Loss from discontinued operations (net of tax)	-	(13,165)
Net loss	(23,522)	(98,499)
Cash Flow Hedge	1,035	(2,538)
Income Taxes related to Cash Flow Hedge	(289)	708
Foreign currency translation	(29)	6,390
Other comprehensive income	717	4,560
Comprehensive loss	(22,805)	(93,939)

Basic & diluted earnings per share, € - continuing operations	(0.27)	(0.61)
Basic & diluted earnings per share, € - discontinued operations	(0.00)	(0.09)
Basic & diluted earnings per share, € - total	(0.27)	(0.70)
Weighted average ordinary shares outstanding (basic and diluted) – in millions (1)	87.2	139.7

(1)	In accordance with IAS 33, includes contingently issuable shares that are fully vested and can be converted at any time for no consideration. For further details, refer to note 15 in our quarterly report.

LuxExperience B.V.

Consolidated Statements of Financial Position

(Amounts in € millions)

(in € thousands)	June 30, 2025	September 30, 2025 (unaudited)
Assets
Non-current assets
Intangible assets and goodwill	156,731	156,466
Property and equipment	55,901	54,379
Right-of-use assets	201,131	173,906
Deferred tax assets	1,683	243
Other non-current assets	11,878	21,467
Total non-current assets	427,323	406,461
Current assets
Inventories	1,019,539	1,017,764
Trade and other receivables	96,676	87,115
Other assets	134,766	128,829
Cash and cash equivalents	603,593	461,138
Assets classified as held for sale	-	36,435
Total current assets	1,854,574	1,731,280
Total assets	2,281,897	2,137,742

Shareholders’ equity and liabilities
Subscribed capital	2	2
Capital reserve	912,039	916,937
Retained earnings	457,192	358,542
Accumulated other comprehensive income (losses)	(4,469)	243
Total shareholders’ equity	1,364,764	1,275,724

Non-current liabilities
Provisions	4,484	5,561
Lease liabilities	176,718	152,441
Deferred income tax liabilities	11	167
Other non-current liabilities	364	253
Total non-current liabilities	181,578	158,421
Current liabilities
Liabilities to banks	10,000	32,019
Tax liabilities	2,764	979
Lease liabilities	32,085	29,784
Contract liabilities	49,343	52,472
Trade and other payables	285,722	191,302
Other current liabilities	346,835	372,139
Current provisions	8,807	9,200
Liabilities associated with assets held for sale	-	15,701
Total current liabilities	735,555	703,596
Total liabilities	917,133	862,017
Total shareholders’ equity and liabilities	2,281,897	2,137,742

LuxExperience B.V.

Consolidated Statements of Changes in Equity

(Amounts in € millions)

(in € thousands)	Subscribed capital	Capital reserve	Retained earnings (losses)	Hedging reserve	Foreign currency translation reserve	Total shareholders’ equity
Balance as of July 1, 2024	1	546,913	(112,767)	-	1,496	435,643
Net loss	-	-	(23,522)	-	-	(23,522)
Other comprehensive loss	-	-	-	746	(29)	717
Comprehensive loss	-	-	(23,522)	746	(29)	(22,805)
Share-based compensation	-	4,495	-	-	-	4,495
Balance as of September 30, 2024	1	551,407	(136,289)	746	1,467	417,333
(unaudited)
Balance as of July 1, 2025	2	912,039	457,041	-	(4,317)	1,364,764
Net loss	-	-	(98,499)	-	-	(98,499)
Other comprehensive income	-	-	-	(1,830)	6,390	4,560
Comprehensive income (loss)	-	-	(98,499)	(1,830)	6,390	(93,939)
Share options exercised	-	1,367	-	-	-	1,367
Share-based compensation	-	3,531	-	-	-	3,531
Balance as of September 30, 2025 (unaudited)	2	916,937	358,542	(1,830)	2,073	1,275,724

LuxExperience B.V.

Consolidated Statements of Cash Flows

(Amounts in € millions)

	Three months ended September 30,
(in € thousands) (unaudited)	2024	2025
Net Loss	(23,522)	(98,499)
Adjustments for
Depreciation and amortization, impairment and asset disposals	7,128	12,826
Finance (income) costs, net	1,221	1,358
Share-based compensation	4,495	3,531
Income tax (benefit) expense	(7,736)	2,569
Change in operating assets and liabilities
(Increase) decrease in inventories	5,658	(20,834)
Decrease in trade and other receivables	2,842	9,426
Decrease in other assets	10,096	(3,687)
Increase in other liabilities	14,205	29,546
Increase (Decrease) in contract liabilities	(799)	3,254
(Decrease) in trade and other payables	(39,700)	(86,005)
Income taxes paid	(544)	(3,165)
Interest received	-	1,952
Net cash used in operating activities	(26,655)	(147,727)
Expenditure for property and equipment and intangible assets	(1,296)	(1,450)
Net cash used in investing activities	(1,296)	(1,450)
Interest paid	(1,156)	(2,752)
Proceeds from borrowings	25,316	22,019
Lease payments	(2,258)	(10,806)
Proceeds from employee stock options exercised	-	1,367
Net cash inflow from financing activities	21,902	9,828
Net decrease in cash and cash equivalents	(6,049)	(139,348)
Cash and cash equivalents at the beginning of the period	15,107	603,593
Effects of exchange rate changes on cash and cash equivalents	(98)	(3,107)
Cash and cash equivalents at end of the period	8,960	461,138

LuxExperience B.V.

Reconciliation of non-IFRS measures

The following tables present a reconciliation of the Company’s segment EBITDA to consolidated net loss for the three months ended September 30, 2025, with comparative illustrative segment information presented for the three months ended September 30, 2024:

	Three months ended September 30, 2024
(in € millions) (unaudited)	Luxury Mytheresa	Luxury NAP & MRP	Off-Price YOOX	Other(*)	Reconciliation(**)	Aggregated
Net sales	201.7	238.0	142.1	41.6	-	623.4
Cost of sales, exclusive of depreciation and amortization	(113.1)	(127.2)	(95.8)	(34.3)	-	(370.4)
Gross profit	88.6	110.8	46.3	7.3	-	253.0
Shipping and payment cost (1)	(29.3)	(29.5)	(26.1)	(3.2)	(0.1)	(88.2)
Marketing expenses	(25.0)	(18.8)	(9.3)	(2.1)	-	(55.2)
Selling, general and administrative expenses (1) (2)	(30.3)	(62.0)	(37.8)	(12.1)	(28.1)	(170.2)
Other income (expense), net	(1.2)	3.3	1.8	1.7	-	5.6
Segment EBITDA	2.9	3.9	(25.1)	(8.5)	(28.2)	(55.0)

* Represents OFS and FM businesses being wound down.

** There were €23,825 thousand in expenses related to Other transaction-related, certain legal and other expenses and share-based compensation expenses totaling €4,495 thousand.

(1)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of closing our distribution center in Heimstetten, Germany.

(2)	Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income includes both share-based compensation expense connected to the IPO and share-based compensation expense recognized in connection with grants under the Long-Term Incentive Plan (LTI) for the Mytheresa Group key management members and share-based compensation expense due to Supervisory Board Members Plans. We do not consider share-based compensation expense to be indicative of our core operating performance.

	Three months ended September 30, 2025
(in € millions) (unaudited)	Luxury Mytheresa	Luxury NAP & MRP	Off-Price YOOX	Other(*)	Reconciliation(**)	IFRS Consolidated
Net sales	226.3	212.3	118.6	19.2	(2.9)	573.5
Cost of sales, exclusive of depreciation and amortization	(125.4)	(110.8)	(75.3)	(14.2)	2.9	(322.8)
Gross profit	101.0	101.5	43.3	5.0	0.0	250.7
Shipping and payment cost (1)	(36.0)	(28.3)	(17.7)	(1.6)	(1.1)	(84.7)
Marketing expenses	(25.6)	(17.6)	(6.8)	-	-	(50.0)
Selling, general and administrative expenses (1) (2)	(31.7)	(61.9)	(33.9)	(2.2)	(44.3)	(174.0)
Other income (expense), net	0.2	(8.2)	(6.4)	2.2	-	(12.2)
Segment EBITDA	7.9	(14.6)	(21.4)	3.4	(45.4)	(70.1)
Depreciation and amortization	-	-	-	-	-	(11.6)
Finance costs, net	-	-	-	-	-	(1.1)
Income tax (expense) benefit	-	-	-	-	-	(2.6)

Net loss from continued operations	-	-	-	-	-	(85.4)

*Represents OFS and FM businesses being wound down.

** There were €41,852 thousand in expenses related to Other transaction-related, certain legal and other expenses and share-based compensation expenses totaling €3,531 thousand. Additionally, there was €2,858 thousand in inter-segmental purchases of inventory which were subsequently sold during the period, and are therefore eliminated from Net sales and Cost of sales, exclusive of depreciation and amortization.

The following tables set forth the reconciliations of net loss to EBITDA to adjusted EBITDA, and their corresponding margins as a percentage of net sales:

	Three months ended September 30,
(in € millions) (unaudited)	2024	2025	Change in % / BPs
Net loss from continued operations	(23.5)	(85.4)	(263.3)%
Depreciation and amortization	7.1	11.6	63.5%
Finance costs, net	1.2	1.1	(7.9)%
Income tax (expense) benefit	(7.7)	2.6	(133.4)%

EBITDA	(22.9)	(70.1)	(206.1)%
Adjustments:
Other transaction-related, certain legal and other expenses (1)	21.3	41.9	96.6%
Share-based compensation (2)	4.5	3.6	(21.0)%
Adjusted EBITDA	2.9	(24.7)	(950.7)%

Reconciliation to Adjusted EBITDA margin
Net sales	201.7	573.5	184.3%
Adjusted EBITDA margin	1.4%	(4.3)%	(570	)BPs

(1)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business, and (iii) other non-recurring expenses incurred in connection with the costs of closing distribution centers.

(2)	Share-based compensation [expense] includes expenses related to share-based compensation grants made to certain members of our management and Supervisory Board for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA includes both share-based compensation expense connected to the IPO and share-based compensation expense recognized in connection with grants under the LTI for LuxExperience key management members and share-based compensation expense due to Supervisory Board Members Plan. We do not consider share-based compensation expense to be indicative of our core operating performance. This adjustment impacts sales, general and administrative expenses.